 SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13DA

(Rule 13d-101)

INFORMATION STATEMENT PURSUANT TO RULES 13d-1(a) AND 13d-2(a) UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Atlantica, Inc.

(Name of Issuer)

Common Stock, par value $0.001 par value

(Title of Class of Securities)

049149 20 9

(CUSIP Number)

Leonard W. Burningham, Esq.

455 East 500 South, Suite 205,

Salt Lake City, UT 84111, (801-363-74ll)

(Name, Address and Telephone Number of Person Authorized to Receive Notices)

June 29, 2007

(Date of Event which Requires Filing of this Statement)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 5 Pages)

1.

NAME OF REPORTING PERSONS  Thomas J. Howells

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

 (a) [ ]

 (b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS* PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES

7. SOLE VOTING POWER:  152,614*

BENEFICIALLY OWNED

8. SHARED VOTING POWER: 0

BY EACH REPORTING PERSON

9. SOLE DISPOSITIVE POWER:  152,614*

WITH:

10. SHARED DISPOSITIVE POWER: 0

* Subject to an irrevocable proxy to vote the Excess Escrow Shares owned by such Seller at any annual or special meeting of the stockholders of the Company, or by written consent in lieu of such a meeting, with respect to any matter on which the shareholders of the Company have the right to vote.  Please refer to the 8-K report filed with the Securities and Exchange Commission on July 3, 2007.

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  152,614

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

[ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:  6.2%.

14. TYPE OF REPORTING PERSON:  IN

(Page 2 of 5 Pages)

Item 1. Security and Issuer.

Title of Securities. Common Stock, par value, $0.001 per share. Name of Issuer. Atlantica, Inc. ("Atlantica")

Address of Issuer's Principal Executive Office:  4685 S. Highland Drive, Suite 202, Salt Lake City, Utah 84117.

Item 2. Identity and Background.

(a) Name of Person Filing. This Schedule 13D is being filed for:  Thomas J. Howells.

(b) Address:  Mr. Howells' address is 9706 Ruskin Circle, Sandy, UT 84092

(c) Mr. Howells is currently employed by Jenson Services, Inc., a Utah corporation, that provides financial consulting services and is located at 4685 S. Highland Drive, Suite 202, Salt Lake City, Utah 84117.

(d) During the last five years, Mr. Howells has not been convicted in any criminal proceeding.

(e) During the last five years, Mr. Howells has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Citizenship. Mr. Howells is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Howells sold 247,386 shares of Atlantica, Inc.’s, $001 par value common stock, pursuant to a Stock Purchase Agreement dated June 29, 2007, for $140,000. As a result of this transaction, Mr. Howells directly holds 152,614 shares or 6.2% of common stock issued and outstanding with no indirect holdings.  Please refer to the 8-K report filed with the Securities and Exchange Commission on July 3, 2007.

Item 4. Purpose of Transaction.

The purpose of the transaction was the result of a change in investment strategy.

(Page 3 of 5 Pages)

Item 5. Interest in Securities of the Issuer.

(a) Amount Beneficially Owned. As of the date hereof Mr. Howells owns 152,614 shares of the issuer's common stock.

Percent of Class. The shares of common stock held by Mr. Howells represent approximately 6.2% of the common stock outstanding as of the date hereof.

(b) Number of shares as to which such person has:

Sole power to vote or to direct the vote:  152,614;

Shared power to vote or to direct the vote: 0;

Sole power to dispose or to direct the disposition of: 152,614;

Shared power to dispose or to direct the disposition of: 0

(c)  On June 29, 2007, Mr. Howells sold 247,386 of his 400,000 shares of the Company pursuant to a Stock Purchase Agreement between the Company and Mirabella Holdings, LLC.  Please refer to the 8-K report filed with the Securities and Exchange Commission on July 3, 2007.

(d) N/A

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(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None; N/A

Item 7. Material to be Filed as Exhibits.

None; N/A

(Page 4 of 5 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 17, 2007

/s/ Thomas J. Howells

-----------------------------------------------

Thomas J. Howells

(Page 5 of 5 Pages)

End of Filing

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